04 MAR -9 AM 7:21


Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117


March 3, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

04010372

**Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620**

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

To Whom It May Concern:

Enclosed please find the following documents:

- Notice of Share Splitting

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kazuo Watanabe


Kazuo Watanabe
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117


dlw 3/9

February 19, 2004

To Whom It May Concern

04 MAR -9 AM 7:21

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Managing Director: Yukio Takashima

# Notice of Share Splitting

We inform you that our company has passed the following resolution concerning share splitting at our board meeting held on February 19, 2004.

1. Purpose of Share Splitting

This is to improve liquidity of our shares and expand our company's investors by promoting shareholder-oriented management.

2. Outline of Share Splitting

Our capital stock will be split at 1.1 shares per share as of May 20 (Thursday), 2004 as follows:

(1) The number of shares to be increased due to share splitting: It shall be the number of ordinary shares given by multiplying the total number of stocks issued as of March 31 (Wednesday), 2004 by 0.1, provided, however, that any odd lots less than a share arising as a result of calculation shall be rounded off.

(2) Method of Share Splitting: The number of shares held by the stockholders listed in the last shareholder list and actual shareholder list as of March 31 (Wednesday), 2004 shall be split at a rate of 1.1 shares per share, provided, however, that any odd lots less than a share arising as a result of calculation shall be sold in a lump and the proceeds shall be distributed to such shareholders in proportion to their fractions.

(3) Initial date of reckoning for dividends: April 1, 2004

(4) Effective date: May 20, 2004

(5) Other: Any requirements for this share splitting shall be decided by a future board meeting.

[Reference]

(1) The reason why the number of shares to be increased due to share splitting is not indicated specifically is that there is a possibility of an increase in the total number of stocks issued due to the exercise of stock options (subscription rights) for the period from the date of resolution at the board meeting to the base date of share splitting and the total number of stocks issued as of the date of assignment cannot be fixed.

(2) If the total number of stocks issued after share splitting is calculated on the basis of the total number of stocks issued as of February 19, 2004, it shall be as follows:

| | |
|---|---|
| Current total number of stocks issued: | 29,872,465 shares |
| The number of shares to be increased: | 2,987,246 shares |
| The total number of stocks issued after increase: | 32,859,711 shares |

3. Adjustment of Issue Value of Stock Options

In connection with share splitting, the issue value of stock options (subscription rights and stock reservation rights) issued by our company shall be adjusted as follows. This will be effective as of April 1, 2004.

| Description | Issue Value before Adjustment | Issue Value after Adjustment |
|---|---|---|
| (1) Subscription rights (granted July 30, 1999) | ¥2,017 | ¥1,834 |
| (2) Subscription rights (granted July 31, 2000) | ¥2,264 | ¥2,059 |
| (3) Subscription rights (granted August 10, 2001) | ¥1,819 | ¥1,654 |
| (4) Stock reservation rights (granted August 9, 2002) | ¥2,109 | ¥1,918 |
| (5) Stock reservation rights (granted August 5, 2003) | ¥3,573 | ¥3,249 |